SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 02 February, 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

February 2, 2010

BP DELIVERS ON PROMISES IN "VERY GOOD" 2009
AS 4Q PROFITS JUMP 70 PER CENT

BP today reported a sharp year-on-year increase in fourth quarter profits as it announced that its oil and gas production increased by more than four per cent in 2009 and the company continued its industry-leading 17-year run of increasing reserves.

The increase in production was well ahead of the company's expected long-term average growth rate of 1-2 per cent and reflected the ramp-up and start-up of major new projects, including the first full year of production from the Thunder Horse field in the US Gulf of Mexico. BP's reserve replacement ratio for the year was 129 per cent - making 2009 the seventeenth consecutive year of reserve replacement of at least 100 per cent.

The company announced that underlying replacement cost profit for the fourth quarter of 2009, before non-operating items and fair value accounting effects, was $4.4 billion - an increase of 70 per cent on the same period in 2008. Full year replacement cost profit for 2009 was $14 billion, down 45 per cent on the record full year profit of 2008, mainly reflecting the weaker market environment of lower average oil and gas prices and depressed refining margins.

Group chief executive Tony Hayward said 2009 had been a "very good" year for BP, exceeding many of the expectations he had set out for the company at the beginning of the year, despite the weak external environment.  "These results provide the clearest demonstration of the progress we have made and the momentum we have established in growing our business and making it more efficient," Hayward said.

Upstream production had been very strong in 2009, he said. 2010 production is expected to be slightly lower, reflecting the benefit in 2009 of the absence of a significant hurricane season. This expected level of 2010 production is in line with the guidance given to analysts in BP's strategy update in March last year. Production growth is expected to resume in 2011, and BP's longer term guidance is unchanged.

BP's refineries were largely restored to their full operating capability, delivering their highest level of availability since 2004.

Cash costs for 2009 were more than $4 billion lower than for 2008, with approximately 60 per cent

of that total delivered by direct interventions by the company. Reducing the underlying cost structure of the Group remains a management priority in 2010. The company's drive to streamline and simplify its business, begun in late 2007, has, in addition, resulted in a net headcount reduction of around 7,500.

 "I am pleased at the track record we are building of delivering on our promises to shareholders," Hayward said.

Capital expenditure for the full year totalled $20 billion, while BP's level of gearing ended the year at the bottom of the target range of 20-30 per cent. Proceeds from disposals, as the company optimised its portfolio, were $2.7 billion for the full year.

The company indicated that it expected organic capital expenditure of around $20 billion and disposal proceeds of $2-3 billion in 2010. It also announced that, subject to shareholder approval, it intends to replace the current dividend reinvestment programmes with an optional scrip dividend for those shareholders who choose to take their dividends in shares rather than cash.

During the year the company gained access to significant new resource opportunities such as the Rumaila oilfield in Iraq - one of the great oilfields of the world - coalbed methane in Indonesia and onshore gas in Jordan, as well as strengthening its position in existing core areas including the deepwater Gulf of Mexico and Egypt's Nile Delta. BP's track record of exploration success also continued with the ultra-deep giant Tiber discovery and confirmation of the Mad Dog South extension in the Gulf of Mexico, and three further discoveries in block 31 offshore Angola.

Hayward said that this success in exploration and access in 2009 meant "our confidence in the longer term has been reinforced."

In Refining and Marketing, 2009 earnings were impacted by extremely weak trading conditions, particularly in the fourth quarter. However, operational improvements across all of BP's refineries resulted in refinery availability of 94 per cent. Progress in simplification and an exit from some retail businesses reduced cash costs in Refining and Marketing by over
15 per cent.
"We will remain focussed on further reducing costs and further increasing availability in 2010," said Hayward.

Looking forward, Hayward said that BP expects recovery in the major economies of the US and Europe to be "slow and gradual." While oil markets look well supported by OPEC, the company expects gas markets to remain volatile and refining margins to remain depressed for the foreseeable future.

"Our strategy remains the same: delivering profitable growth in the upstream; driving cost efficiency in the downstream and at the corporate centre; and investing with discipline and focus in Alternative Energy.

"2009 has been one of the best years for BP and its shareholders since the merger with Amoco. But we are not resting on our laurels. There's a lot more to be done."
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Cautionary statement regarding forward-looking statements: The foregoing discussion contains forward-looking statements particularly those regarding production, capital expenditure, dividend and optional scrip dividend, expected global economic recovery, oil and gas prices, refining margins and strategy (including focus on reducing cash costs, increasing refining availability, delivering profitable growth in the upstream and driving cost efficiency in the downstream and at the corporate centre, disciplined investment and focus in Alternative Energy). By their nature, forward-looking statements involve risk and uncertainty and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields onstream; industry product supply; demand and pricing; operational problems; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; exchange rate fluctuations; development and use of new technology; the success or otherwise of partnering; the actions of competitors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our Annual Report and Accounts 2008 and our 2008 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  02 February, 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary